UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated November 13, 2020

Commission File Number: 001-38024

BeyondSpring Inc.

BeyondSpring Inc.
28 Liberty Street, 39th Floor
New York, New York 10005
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country“), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On November 13, 2020, SEED Therapeutics Inc. (“SEED”), a British Virgin Islands company and a subsidiary of BeyondSpring Inc. (the “Company”), announced that SEED has entered into a research collaboration and license agreement (the “Collaboration Agreement”) with Eli Lilly and Company (“Lilly”) to discover and develop new chemical entities that could produce therapeutic benefit through targeted protein degradation.

Under the terms of the Collaboration Agreement, SEED will receive a $10 million upfront cash payment, as well as an equity investment of up to $10 million from Lilly as described below. SEED will also be eligible to receive up to approximately $780 million in potential pre-clinical and clinical development, regulatory and commercial milestones, as well as tiered royalties on net sales of products that result from the collaboration. These transactions are subject to customary closing conditions.

In connection with this collaboration, the Company and certain of its subsidiaries transferred certain contracts and intellectual property related to certain platform technology for ubiquitin ligase agonist screening (the “Ub Platform Technology”) to SEED, and the Company granted SEED an exclusive sublicense with respect to certain rights to intellectual property and other materials related to the Ub Platform Technology.

The Company and Lilly also entered into share purchase agreements with SEED to purchase preferred shares of SEED. SEED agreed to sell an aggregate of 1,194,030 shares of its Series A-1 Preferred Shares to the Company and SEED Technology Limited (“SEED Technology”), a British Virgin Islands company and a majority-owned indirect subsidiary of the Company (collectively, the BYSI Entities”) and 1,990,000 shares of its Series A-2 Preferred Shares to Lilly, each at a cash purchase price of $2.5125 per share. Following the initial closing, and after taking into account shares already held by the BYSI Entities, the BYSI Entities retain an overall 64.38% equity interest in SEED, calculated on an as-converted basis. In addition, upon the achievement of certain milestones as described in the Collaboration Agreement, and subject to the satisfaction and/or waiver of certain conditions, the BYSI Entities will collectively purchase an additional 1,194,028 Series A-1 Preferred Shares and Lilly will purchase an additional 1,990,000 Series A-2 Preferred Shares, each at a cash purchase price of $2.5125 per share. Following the closing of these transactions, it is anticipated that the BYSI Entities will hold approximately 60.1% of the outstanding equity interest in SEED, calculated on an as-converted basis (excluding any shares that may be reserved under an employee stock ownership plan, or similar arrangement).

On November 13, 2020, SEED issued a press release announcing the collaboration, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information contained in this report is hereby incorporated by reference into the Registration Statements on Form F-3, File No. 333-249816, File No. 333-224437 and File No. 333-234193, and the Registration Statements on Form S-8, File No. 333-216639 and File No. 333-240082.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BeyondSpring Inc.

By:	/s/ Lan Huang
	Name:	Lan Huang
	Title:	Chairman and Chief Executive Officer
Date: November 13, 2020

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press release, dated November 13, 2020.